

OFFERING MEMORANDUM

facilitated by



ARTISANAL CAVES LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	ARTISANAL CAVES LLC
State of Organization	NY
Date of Formation	04/20/2015
Entity Type	Limited Liability Company
Street Address	900 Oswego St, Utica NY, 13502
Website Address	https://www.artisanalcheese.com and www.hemstroughts.com

(B) Directors and Officers of the Company

Key Person	Daniel Dowe
Position with the Company Title First Year	 Executive Chairman & President 2007
Other business experience (last three years)	• Executive Chairman and President - Artisanal Caves, LLC and Hemstroughts, LLC (2007 to present) • Partner, Dowe Partners, LLC - since 1993. Law partnership with spouse Janet Dowe focusing on corporate finance with an industry focus on the food sector. • Director, Specialty Food Association, 2012-2019. SFA owns and operates two large annual tradeshows with 4,000 members.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Dowe	20%

(D) The Company's Business and Business Plan

Our Next Steps

Focus on direct-to-consumer (DTC) online sales and unique company-owned retail outlets taking the form of actual Cheese Caves to promote experiential and educational shopping.

- We plan to open additional Regional Shipping Hubs starting at our current location in Central New York State (Utica, NY) to offer a low national shipping rate.
- Regional Shipping Hubs are essentially online fulfillment centers that have experiential retail space at each location to offer unique shopping experiences with informed, well-trained personnel to offer the product knowledge customers now crave. Our first location is estimated to cost $350,000 as we have many pieces in place already; the cost to build a regional shipping hub from scratch is estimated at $500,000.
- Continuously develop partnerships that include: www.wine.com, www.saranac.com www.kobrandwineandspirits.com, www.omahasteaks , www.surlatable.com.
- Expand our digital marketing efforts around geo-targeting and specific interest categories used by Google and Facebook to track interested consumers.

- The current supply chain for artisan and specialty cheese products is highly-fragmented with thousands of small and regional cooperative producers that have excellent proprietary cheese brands. The Company's post-closing strategy will involve marketing more cheese and bakery products under its trademarked brand, Artisanal Premium Cheese, that will be subject to exclusive supply or licensing agreements to enable the Company to become a branded marketing company with proprietary product rights and not solely a distributor of cheese products.

Target Market

In the retail sector only, Americans consume over $4 billion of specialty cheese annually. The company plans to offer European-style breads to complement its cheese offerings as hand-kneaded breads shipped par-baked and frozen allow of bakery aroma and freshness at home. category can be delineated as follows:

- Farmstead Cheese - cheese produced like Artisanal cheese, but made only from the milk produced by animals that graze on the same property as the cheese production facility.

- Artisan Cheese - cheese produced in smaller quantities and generally by hand or with little reliance on mechanical equipment or other commercial processes.

- Specialty Cheese – cheese products produced in a specialized manner (i.e. aging or treatment) even though made in larger quantities in commercial operations like the well-known Italian Parmigiano or Pecorino-Romano cheeses, which are mass-produced, but have specialized production requirements that give the finished product a unique taste and texture.

- In February we will be shipping 'In One Box' Craft Beers from the FX Matt Brewery and selected Artisanal cheese in collections the Belgium Monks that started this tradition would dance to.

- The Owner's Club is forecasted to expand the Company's shareholder base significantly and lead to a filing later this year to make your stock publicly-tradeable and give you freedom to increase your ownership stake, transfer shares to family members or sell some shares.
- Owner's Club members will receive special offers and a free gift from our Cheese Club and our soon to launch Hemstrought's Bakery Club . Dividends never tasted so good.
- In Spring we will have 6 Artisanal Cheese Collections sold through Omaha Steaks as a great partner we are excited to work with.
- In late February Wine.com and Kobrand Wine & Spirits will collaborate with Artisanal to bring cheese and wine offerings to consumers nationwide.

- Our Hemstrought's Bakery will be a major part of the Company's future with the addition of hand-kneaded European style baguettes sold at retail and also shipped par-baked and frozen for online orders to allow our customers to heat and have home-baked bread and bakery aroma when enjoying culinary experiences with family and friends.

- Hemstrought's Bakery will be revamped with a Cookie & Milk Bar, an expanded store boasting new products, and a monthly Hemstrought's Bakery Club to ship nationwide its golden oldie treats.

Our Offerings

We are a "Main Street" business with a national customer base online already and plans to conduct a public offering of our stock in 2022. Join our Owner's Club and become part of the new energy at Artisanal Premium Cheese and Hemstrought's Bakery as we remake our headquarters into an amazing food center in Central New York with the 1st ever Cheese Aging Cave to shop in, installing a Cookie & Milk Bar in our bakery that will start making European style breads to be sold online and a boutique wine shop called Artisanal Cellars. A food artisan's cornucopia with big partners to expand online. Your dividends will be delicious!

- The Company's Artisanal Premium Cheese business has earned a national reputation for offering the finest cheeses available nationwide and the new Artisanal Cave will be the 1st of it kind, perhaps worldwide to be 700 square foot cheese aging cave that is a store as well.

Our Story

Artisanal began in a small closet in a NYC restaurant where its founder, Terrance Brennan, installed a humidifier and temperature controls to create cave-like conditions for aging cheese to peak ripeness - a term called Affinage in France.

- Aging cheese to peak ripeness is called Affinage
- Artisanal was first to open 5 cheese aging caves in NYC
- In 2019 Artisanal acquired Hemstrought's to expand into bakery items

The Team

Daniel Dowe, Executive Chairman

Developing and executing mission-critical strategies is our strength. Daniel has deep experience in private and public companies developed over a 30 year career. As a partner in Dowe Partners, LLC Daniel has gained broad exposure in capital raising, board governance, business operations, merger & acquisitions and institutional asset management. As executive Chairman of Artisanal Brands and former chairman of the Specialty Food Association after 7 years of service as a director he has deepened his knowledge of the food industry and relationships. In all of his work there is an entrepreneurial spirit and energy to advance forward and find opportunities to succeed.

Terrance Brennan, Founder and Advisor

With a culinary career spanning over forty years, Terrance Brennan is a highly-accomplished chef, restaurateur, consultant and entrepreneur. Even at an early age, he knew that he wanted to be a chef and, at the age of thirteen, began cooking in his family's restaurant in Virginia. Throughout his career, Chef Brennan has won multiple awards and accolades and is one of America's most renowned and imaginative chefs and restaurateurs. Terrance is the Chef/CEO of Brennan Group Consulting and Brennan Group Hospitality, which has launched numerous critically acclaimed restaurants and products.

Bruce Goldfarb, Advisor

Bruce Goldfarb is Founder, President and Chief Executive Officer of Okapi Partners. He works closely with a wide range of clients including corporations, mutual funds, activist investors and shareholder groups as well as private equity sponsors and hedge funds, in solicitation and investor response campaigns. He focuses on proxy solicitation strategy, execution for mergers and acquisitions, proxy fights and other extraordinary transactions.

Bruce holds a J.D. from the Columbia University School of Law. He also earned a B.A. in the History of Art from the University of Pennsylvania concurrently with a B.S. Economics with a concentration in Finance, from the Wharton School.

Jan Kiffen, Advisor

Jan Rogers Kniffen is a consultant to investors in retail companies and a former retail executive. He is currently CEO of J Rogers Kniffen WWE, a firm that consults with long funds,mutual funds, hedge funds, and private equity firms as they make decisions regarding investments in retailers. Jan sits on the advisory board of Fashwire, a retail tech start-up that provides an online platform for designers and on the advisory board of Perfitly, a retail tech start-up that is solving the problem of high the high return rate for online sales of apparel by perfecting fit. Kniffen is also Chair of the Board of Trustees of the Bruce Museum in Greenwich Connecticut and sits on the board of the India Cultural Center.

Jan grew up in Cairo, Illinois. He majored in English at the University of Illinois, received a bachelor´s degree in journalism from Southern Illinois University,an M.B.A. in finance from Lindenwood University, and did doctoral work in finance at St.Louis University.

Frank DuRoss, Advisor

Frank DuRoss is a proven leader with an established track record in change-management and start-up strategies. Frank's functional competencies include outstanding skills, business development, sales and marketing, accounting and finance, public and private capital funding, human resource management, real-estate development, environmental management and higher educational settings.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 30 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	June 17, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Buildout	$94,000	$235,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Information on the Rolling Close Process.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may conduct a Rolling Close if it provides notice about its intent to do so at least five business days before initiating the Rolling Close absent a material change that would require an extension of the Offering and reconfirmation of investment. Once initiated, the Company will withdraw all funds received prior to the Rolling Close, however continue to raise funds above that amount until the Offering Deadline.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of equity investment certificates, which we refer to as "Investment Certificates." The Investment Certificates are being offered at a value of $500 per Investment Certificate representing 1/50th of a Unit.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of equity investment certificates, which we refer to as "Investment Certificates." The Terms of the Investment Certificates are set forth in the Subscription & Investment Representation Agreement attached as Appendix A. Copies of the Investment Certificate are attached to this Form C.

Summary of Terms

The Company is offering to Investors an opportunity to purchase Membership Interests in the Company. The minimum investment amount per Investor is $500.00.

None of the Units will be sold unless offers to purchase at least minimum offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering . The securities sold are Class B Units of limited liability company interest, fully paid-up and entitled to all rights and privileges of participation, information, voting and dividends, and other privileges, without limitation, as other Units of the Company.

The purchase price of each Unit is $25,000, and the Company has elected to allow investors to purchase fractional interests in the Company, with a minimum purchase amount of 1/50th of a Unit at a price of $500. Each Member will share in distributions of the Company's Profits and Losses based upon such member's ownership interest in the Company. After six months, the Managing Member can distribute the Company's accrued Net Profits, to the extent that there is cash available and provided that the quarterly distribution will not impact the continuing operations of the Company as follows:

"Net Profits:" is defined as the Company's monthly gross income less the payments of the Company's monthly operating expenses (amounts due by the Company on any loans or line of credit, audit costs and Company taxes) and an allocation of income for a loan loss reserve.

All distributions will be made on a quarterly basis, in arrears. By the end of the Company's fiscal year and after completion of its annual audited statements, the Managing Member will make every effort to have distributed to each member the amount of net Profits that will be allocated to that member on the Schedule K-1 that he, she or it receives for income tax reporting. however, the amount of income reported to each Member on his, her or its Schedule K-1 may differ somewhat from the actual cash distributions made during the fiscal year covered by the Schedule K-1 due to, among other things, factors unique to the tax accounting of LLCs.

Obligation to Contribute Capital

Once you pay for your Investment Certificate, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

These securities are illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Subscription & Investment Representation Agreement prohibits the sale or other transfer of Units without the Company's consent.

- If you want to sell your Unit the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for them, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Securities

The terms of the Investment Certificates may be modified or amended with the consent of Investors holding 50% of the Investment Certificates, measured by the total amount outstanding under each Investment Certificates.

Other Classes of Securities

Name of Security	Class A Membership Interests
Number of Shares Outstanding	466
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Both Classes have equal rights and preferences with the sole exception that upon any Liquidity Event at the Company, the Class B Membership Interests shall first receive that amount equal to the principal value of all Class B Offering Interests sold by the Company, before any distribution is made to Class A Membership Interests in the amount of the total capital raised in this Offering.

Name of Security	Class B Membership Interests
Number of Shares Outstanding	19
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	n/a - Same security being issued in the Mainvest offering.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities . Some of these additional classes of securities could have rights that are superior to those of the Investment Certificate.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Dowe	20%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed.

How the Investment Certificates are Being Valued

The Company is offering "securities" in the form of equity investment certificates, which we refer to as "Investment Certificates." The Investment Certificates are being offered at a value of $500 per Investment Certificate representing 1/50th of a Unit.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$26,000	3.75%	06/30/2050	
Berkshire Bank	$29,000	4.25%	05/10/2025	
City of Utica	$50,000	2.275%	12/01/2025	
HUD	$50,000	4.00%	12/01/2025	
Mortgage	$1,125,000	12.00%	07/25/2022	

(Q) Other Offerings of Securities within the Last Three Years

On May 1, 2019, the Company began an offering under the Regulation D Rule 506(b) exemption. The securities being sold were Class B Member Interests, which are equity investments and is the same class of security being offered through this Mainvest offering. Through this exemption, a total of $475,000 of Class B Member Interests were sold. There is $1,600,000 remaining in the offering that may be sold. The proceeds were used for purchase of the Hemstroughts Bakery, relocation, and working capital.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Management Discussion &Analysis for Calendar 2020 Results (latest financials available)

Hemstrought Bakeries

On a calendar basis Hemstrought's gross revenues increased in part from a mid-year 12% price increase to most accounts and adding new retail accounts. The price increase did not go into effect for our 3 largest accounts due to COVID restrictions on office meetings and operational changes. The net result was that 2020 sales to Walmart, BJs and Hannaford of $492,000 were not increased by 12% or $59,000 that would have impacted earnings in the same amount, less sales commissions. Had the price increase been issued to all customers for the entire 12 month period in 2020, it would have resulted in $99,000 in additional earnings.

In 2020, we did reduce by 35% the cost of our largest volume packaging item (plastic trays used to merchandise HalfMoon cookies online and to major retailers) however, this change and the related savings did not go into effect until early Fall so it impacted only 4 months of sales. On a full year basis, the estimated savings would have been approximately $32,000. We are now in the process of evaluating all ingredient and packaging costs to drive more margin at Hemstrought's with a targeted gross profit of 45%.

Selling, general and administrative (SG&A) expenses were slightly higher than expected at 36% of sales due in part to the price increase that did not go into full effect in 2020. Much of our SG&A are fixed costs so higher sales will reduce these expenses as a percentage of sales. We did increase our marketing expenses this year to bring more awareness to the Hemstrought's brand via a new billboard at our location, in-store signage and print and local television advertising. These efforts did have a positive impact on sales overall in our store, online and with our retail accounts as we created more exposure for our products that increased sales by 30%.

Online sales for Hemstrought's were not significant yet, but will increase measurably over the prior year largely attributed to relaunching a new website – www.hemstroughts.com - along with more email and social media marketing.

Artisanal Premium Cheese

On a calendar basis Artisanal revenues, while still small due to our decision to focus on DTC and not expand into wholesale sales, improved over the previous year from a newly-launched website – www.artisanalcheese.com – and new marketing plans we initiated in 2020.

We also started to purchase some cheese directly from Europe this year with more plans to do much more direct purchasing in 2021. Purchasing cheeses direct can generate 15-20% in margin savings, but requires larger orders and longer delivery cycles. We still do not have enough volume month-over-month to consistently buy direct from Europe although we can do so in the 4th quarter and likely in the 2nd quarter as well. With plans for increasing sales volume in 2021 our goal is to consistently purchase all our cheese needs direct. Purchasing direct also enables us to get back to Artisanal's 'roots in sourcing' outstanding cheeses to offer interesting cheeses that are not found in even the best quality specialty food outlets, which gives us a competitive advantage to attract customers online or in our company-owned Artisanal Caves with items they cannot source elsewhere.

SG&A expenses for Artisanal increased from additional spending on local and digital ads, website changes and administrative costs to operate the business. Like Hemstrought's alot of our administrative costs are fixed so as we increase sales, SG&A expenses as a percentage of sales will decrease measurably as the variable cost to produce multiple orders is not significant.

Balance Sheet and Liquidity as of 2020

At year-end we had a decent liquidity position. We could have posted a larger cash balance, but it was important for us to meet our obligations to the seller of Hemstrought's and pay-off the final $54,500 of principal and interest balance on the $75,000 seller's note we took on when purchasing Hemstrought's. We also paid down approximately $22,000 of our loan from Berkshire Bank. During 2020, Hemstrought's secured $87,500 pursuant to the Paycheck Protection Program which was forgiven, and Artisanal obtained a loan of $26,100 pursuant to a second SBA COVID relief program. We also closed on the funding from the City of Utica and MORECO agency for a total of $100,000. The City funding had to be paid directly to vendors and we used most of the funding to purchase packaging materials direct from our primary manufacturer versus a regional distributor. These funds were loaned to us based on a showing of new jobs that we created in 2020 and we see it as one more sign of our community and the public sector acknowledging our progress.

Artisanal Recent Events - 2022

In Calendar 2021 the overall financial performance of the company improved reaching gross revenues of $2 million. However, it was similar to 2020 in that additional time was required to develop and on-board partners for Artisanal's direct-to-consumer (DTC) expansion plans. Each of these new partnerships rolled over into 2022 and we expect to finalize and implement them in Q1 2022 and execute on our plan.

This link is one example of Artisanal's plan to offer curated collections of cheeses specifically paired with craft beers and shipped in one package from Artisanal's fulfillment center. https://www.artisanalcheese.com/collections/saranac-beer-and-cheese-pairings. Moving into 2022 Artisanal will be doing something very similar with curated collections of cheeses paired with some of the finest wines produced by Kobrand Wines & Spirits, but the wines will be shipped by www.wine.com adding another great partner to the mix. Additionally, and more likely in April, Artisanal will have 6 different cheese collections marketed on the site of Omaha Steaks. There will be continued expansion of the Artisanal brand with other potential partners and great influencers the company has been speaking with that target the same customers.

Another aspect of the DTC business that is not solely focused in online sales are the renovations of the fulfillment center in Central New York to expand its 101 year old Hemstrought's Bakery property, to add a wider range of European style breads, a Cookie & Milk Bar and more attractions. The location will add a new 700 square foot cheese aging cave that will be a visual and exciting shopping experience exhibiting cheeses from around the world in a temperature and humidity controlled "store" obviating the need for traditional refrigeration cases. There will be an Artisanal Cellar retail shop offering a boutique assortment of wines and spirits to round out the Shipping Hub. Artisanal has already begun expanding its foodservice business with several premium hotels, resorts, private clubs and restaurants.

These partnerships, new products and added retail opportunities are expected to accelerate the business well beyond 2021 and begin a much larger DTC growth plan that will require the business to add regional shipping hubs to reduce online shipping rates to further expand sales nationwide.

This equity offering is part of a larger plan to complete audited financial statements in Q2 2022 and file a Form 10 with the United States Securities & Exchange Commission to give holders a publicly-traded stock in 2022.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,383,690	$8,298,797	$10,788,436	$14,024,967	$18,232,457
Cost of Goods Sold	$3,355,099	$4,361,629	$5,670,117	$7,371,153	$9,582,498
Gross Profit	$3,028,591	$3,937,168	$5,118,319	$6,653,814	$8,649,959
EXPENSES					
Rent	$51,600	$67,080	$87,204	$113,365	$147,375
Utilities	$55,200	$71,760	$93,288	$121,274	$157,657
Salaries	$184,840	$240,292	$312,380	$406,093	$572,922
UPS & Postage	$567,600	$737,880	$959,244	$1,247,017	$1,621,122
Web and Advertisement	$296,854	$385,910	$501,683	$652,188	$847,845
Sales & Travel	$56,000	$72,800	$94,640	$123,032	$159,942
Equipment Lease	$0	$48,000	$48,000	$48,000	$48,000
Distribution	$178,992	$232,690	$302,496	$393,245	$511,219
Repairs & Maintenance	$27,000	$35,100	$45,630	$59,319	$77,115
Legal & Professional Fees	$96,000	$124,800	$162,240	$210,912	$274,186
Operating Profit	$1,514,505	$1,920,856	$2,511,514	$3,279,369	$4,232,576

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress

Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has filled all appropriate reports to comply with its obligations under Regulation Crowdfunding.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Investment Certificat" and are not enforceable under "the Investment Certificate".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$162,266.00	$602,715.00
Cash & Cash Equivalents	$63,988.00	$230,705.00
Accounts Receivable	$3,580.00	$48,855.00
Short-term Debt	$2,832.00	$50,000.00
Long-term Debt	$0	$186,368.00
Revenues/Sales	$896,262.00	$665,447.00
Cost of Goods Sold	$605,057.00	$438,355.00
Taxes Paid	$0	$0.00
Net Income	$64,065.00	$-13,697.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V